Exhibit 99.1

Vedanta Limited

(Formerly known as Sesa Sterlite Ltd.)

Regd. Office: Sesa Ghor, 20 EDC Complex,

Patto, Panaji, Goa - 403001.

www.vedantalimited.com

CIN: L13209GA1965PLC000044

30 September 2016

Vedanta Limited (“Vedanta”) CFO Appointment Announcement

Vedanta Limited announces that Arun Kumar, who is currently Deputy Chief Financial Officer at Vedanta, has been appointed Chief Financial Officer of the Vedanta Group.

Arun takes over from DD Jalan, Vedanta’s Group Chief Financial Officer, and Whole-time Director of Vedanta Limited, who superannuates effective September 30th, after almost 16 years with the group.

Anil Agarwal, Chairman, Vedanta said, “I have worked closely with DD, and thank him for his sound advice, integrity and commitment, which has made a positive impact to Vedanta’s journey. DD’s business insight in the role of CFO for the last decade has empowered the Vedanta team, and I am pleased that the company is well positioned to deliver on its strategic initiatives, with Arun taking up the mantle.”

DD Jalan joined the Group in 2001 and as a key member of the Executive Committee, he has played a significant role in the listing of Vedanta at LSE and NYSE, and working closely with Business CEOs in achieving business objectives. DD will continue to provide transition support to the leadership team.

Arun Kumar joined Vedanta in 2013 as CFO for the company’s Aluminium & Power business. In 2014, he moved into his current role as Executive Vice President Finance & Deputy CFO, responsible for enhancing the capability of the finance function in the areas of accounting, risk management, driving value creation, strategic planning, re-financing, board reporting and governance and direct taxation. As a Chartered Accountant, Arun has over 21 years of experience at global companies such as Hindustan Unilever India and General Electric. Prior to Vedanta, Arun was the CFO for General Electric’s Asia-Pacific Lighting & Appliances businesses based out of Shanghai.

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001 CIN: L13209GA1965PLC000044	Page 1 of 2

Vedanta Limited

(Formerly known as Sesa Sterlite Ltd.)

Regd. Office: Sesa Ghor, 20 EDC Complex,

Patto, Panaji, Goa - 403001.

www.vedantalimited.com

CIN: L13209GA1965PLC000044

About Vedanta Limited (Formerly Sesa Sterlite Limited.)

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia and Ireland.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India. To access the Vedanta Sustainable Development Report 2016, please visit http://sd.vedantaresources.com/SustainableDevelopment2015-16/

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

For further information, please contact:

Roma Balwani

President - Group Communications and Sustainable Development

Tel: +91 22 6646 1000

gc@vedanta.co.in

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: Sesa Ghor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001 CIN: L13209GA1965PLC000044	Page 2 of 2